UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 2, 2018

Commission File Number: 001-36765

Momo Inc.

20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Momo Inc.

By:	/s/ Jonathan Xiaosong Zhang
Name:	Jonathan Xiaosong Zhang
Title:	Chief Financial Officer

Date: July 2, 2018

Exhibit Index

Exhibit 99.1—Unaudited Pro Forma Condensed Financial Information of Momo Inc.

Safe Harbor Statement

Exhibit 99.1 contains forward-looking statements, including forward-looking statements about Momo’s convertible bonds, including the expected amount of the net proceeds from such bonds and the expected uses of such proceeds, and various other estimates and assumptions made in connection with the preparation of the pro forma financial information presented therein. Momo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks related to market conditions, the risk that Momo is unable to or does not use the proceeds of the convertible bonds as expected, the risk that the assumptions and estimates used to prepare the financial statements may be inaccurate, risks related to the financial performance of Momo and Tantan following Momo’s acquisition of Tantan, risks related to our ability to execute our goals, strategies and future business development, a decline in the growth of mobile social networking platforms in China, a decline in the demand for our services, the size of our user base and level of user engagement, competition in our industry, technological challenges, changes in relevant government policies and regulations and other risks included in Momo’s annual report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on April 26, 2018 and other filings with the SEC. All information provided in Exhibit 99.1 is current as of the date hereof, and Momo assumes no obligation to update such information, except as required under applicable law.